AEM SPA

RECEIVED SEP 21 2007 161

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/213/2007/MAN/as

[redacted]

BY COU

07026922

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

September 18, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued on September 12.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

HALF-YEAR RESULTS TO 30 JUNE 2007 APPROVED

Revenues totalled 3,421 million euros slightly down compared to the first half of 2006

Gross Earnings totalled 753 million euros (+4.4% compared to the first half of 2006)

Earnings before taxes totalled 359 million euros, up by 59 million euros compared to the first half of 2006

Net financial debt equalled 4,256 million euros, a sharp reduction compared to both 30 June 2006 (approximately 1.3 billion euros less) and 31 December 2006 (659 million euros less).

Milan, 12 September 2007 – The Board of Directors of AEM S.p.A., chaired by Giuliano Zuccoli, met today, and examined the consolidated half-year report of the AEM Group ended on 30 June 2007.

Main consolidated results [1]:

€ Million	1st half of 2007	1st half of 2006 *restated*	Change
Revenues	3,421	3,499	(78)
Gross Earnings	753	721	32
Net Earnings	453	416	37
Earnings Before Taxes	359	300	59
Net Earnings of the Group	116	189	(73)

€ Million	30 June 07	31 Dec 06 *restated*	Change	30 June 06 *restated*	Change
Net financial indebtedness	-4,256	-4,915	+659	-5,533	+1,277

[1] In continuity with the previous period, the consolidated income statement implements through Delmi the proportional consolidation at 50% of the TdE/Edison Group; the percentage of Edison consolidated by Transalpina di Energia S.r.l. is equal to 63.47% in that the Edison Warrants held by Transalpina di Energia S.r.l were considered to have been exercised.
The result of the Edoceco Group at 30 June 2007 was allocated to third parties to the extent of 70%. Note that in the consolidated income statement of the AEM Group at 30 June 2006 the Ecodeco Group had only been fully integrated from 1 April 2006, whilst previously (from 1 January 2006 to 31 March 2006) it had been assessed by the net equity method according to the shareholding percentage of AEM S.p.A. equal to 30%.
The shareholding equal to 20% in ACSM S.p.A. starting from 1 January 2007 and the shareholding equal to 24.99% in AGAM S.p.A. starting from 1 April 2007 are also consolidated in accordance with the net equity method. The shareholding in AGAM S,p,A, has been valued at the cost borne before the acquisition of a further share equal to 7.497% which occurred in the second half of 2007.
In order to guarantee the comparability of the financial data owing to the modification of the accounting policy as a consequence of the application of the IAS 32 subsection 23, to the option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relative to a portion of their shareholding in Delmi S.p.A., the financial results at 30 June 2006 (and consequently at 31 December 2006) have been restated and include as financial charges the variations, arising from the passing of time, in the current value of the debt relative to the counter-value of such options; in this way the comparability with the financial data at 30 June 2007 is ensured.

Economic and financial results

In the first half of the year the AEM Group maintained profitability levels in line with those of the first half of 2006, despite the result of the first half of the previous year having been favoured by extraordinary income connected to the "gas emergency" phenomenon, even if the demand for electrical energy and gas had diminished due to the exceptionally mild weather of the 2007 winter.

In particular, compared to the first half of 2006, the demand for electricity in Italy showed a fall in the first three months of the year and strong growth for the subsequent three months. The national demand for gas was down 7.7% compared to the first half of 2006.
A fall in the prices of electricity on IPEX was also recorded during this period, recording a drop of 11% compared to the first half of 2006.

During the period in question the revenues reached 3,421 million euros whilst the gross earnings totalled 753 million euros, up 4.4% compared to the first half of 2006. The reduction in revenues can mainly be attributed to the lower volumes of gas and heat sold, as well as the decrease in the quantities of gas distributed due to the unfavourable climatic trend that characterized the first part of the year. The effective management of the energy portfolio, the increase in the sales of electricity and non-recurrent positive effects have lessened the negative impact on the Gross Earnings of the Group caused by the contraction in the demand for gas and the reduction of the prices of electricity on IPEX.
Net Earnings totalled 453 million euros, up by 8.9% compared to the same period of the previous year, owing to greater depreciations and amortizations allocated in the period in question more than offset by minor provisions to the risk fund.

The income taxes came to 151 million euros (positive for 6 million euros at 30 June 2006). The significant increase of the tax load is mostly attributable to the release by the Delmi Group, in the first half of 2006, of the deferred tax fund following the realignment, through the payment of a substitute tax, of the fiscal values of part of the assets to the related statutory values.

Due to the above-mentioned sequence of events and deducting the minorities of the Delmi Group and Ecodeco Group of 91 million euros, **the Net Profit of the Group totalled 116 million euros.**

Group net financial indebtedness fell by 659 million euros, from 4,915 million euros at 31 December 2006 to 4,256 million euros at 30 June 2007. Compared to 30 June 2006 the improvement equals approximately 1.3 billion euros.

Revenues and volumes
The AEM Group revenues totalled 3,421 million euros, of which 2,127 million euros are attributable to the proportional consolidation at 50% of the Delmi Group (TdE/Edison) and 76 million euros are attributable to the full consolidation of the Ecodeco Group financial results (consolidated in the first quarter of 2006 according to the net equity method).

The consolidated revenues suffered a reduction of 2.2%. The particularly mild weather of the winter months significantly contributed to this reduction. In fact, due to the aforementioned climatic effects, the distributed gas was down by 21% compared to the first half of 2006 reaching 653 million cubic metres in the half-year period in question. Even the gas sales to final customers made by the Group, totalling 1,671 million cubic metres, are down compared to the previous year (-24%) whilst the volumes of heat sold were equal to 235 thermal GWh (280 thermal GWh in the first half of 2006). The electricity distributed was equal to 3,740 GWh, effectively in line with the same period of the previous year.

Owing to the aforementioned reasons, the ***gas and heat sector*** showed a fall in revenues of 8.7% whilst in the ***networks and regulated markets sector*** revenues were down by 10.5%.
The production of the Group's plants, net of the contribution of the Serene company, was up by 2.9% compared to that of the first half of 2006.

In particular, the production of thermoelectric and hydroelectric energy by the AEM power plants, respectively 1,604 GWh and 740 GWh, showed a slight fall compared to the first half of 2006, whilst the production of electricity by the Edison power plants, mainly thanks to the operational start-up of the Torviscosa power plant and the full availability of the Altomonte power plant, grew by 14.5%. The production of the Edipower plants fell on average by 11.7% compared to the first half of 2006 as, following the "gas emergency", in the first months of the previous year the production of plants fed by fuel oil had been maximized.

Despite the downturn in the demand for electricity at national level, recorded in the first months of the year, the total electricity marketed by the Group was up by 11.7% compared to the first half of 2006.
In the half-year period in question the electricity marketed by AEM totalled 8,087 GWh, up by 36.6% compared to the first half of the previous year. In particular, sales to wholesalers and eligible customers (+77.6%) as well as the electricity marketed on IPEX (+1.1%) were both increased. The Delmi Group (TdE/Edison) showed a 2.1% growth on marketed energy: the increase in the volumes sold on the non-regulated markets more than offset the reduction of sales in the CIP6/92 system.
Due to the aforementioned sequence of events, the revenues of the **electricity sector** were up by 5%.

Gross Earnings
In the first half of the year the gross earnings totalled 753 million euros, an increase of 4.4% over the same period of 2006.
The different business sectors of the Group contributed to these results as follows:

€ Million	**1st half of 2007**	**1st half of 2006** *restated*
	Total	**Total**
Electricity	476	502
Gas and Heat	181	135
Networks and Regulated markets	85	94
"Waste & Power"	34	17
Services	(23)	(31)
Other	-	4
TOTAL	**753**	**721**

In the **electricity sector** the reduction of the gross earnings can essentially be attributed to the reduction of revenues recorded in the first half of 2006 in connection with the "gas emergency", which saw a significant increase in the income of AEM's hydroelectric power plants on the *secondary markets* of IPEX. Revenues from sales of the excess of *emission trading* certificates were also recorded in 2006, pertaining to the year 2005.
In the half-year in question the marginality on IPEX was also lower due to decrease in the demand for electricity and as a result of the greater competition recorded on the IPEX platform, the hourly prices of electricity on IPEX were on average lower by 11% compared to the 2006 six-month period. This reduction was partly compensated by the positive economic effect of the greater quantities sold thanks to the full availability of Edison's Torviscosa and Altomonte power plants and to the effective policy of optimizing the uses/sources portfolio on non-regulated markets.

The gross earnings of the **gas and heat sector** are up on the first half of 2006.
In particular, the lower marginality determined by the contraction of the sales of gas and heat, a consequence of the exceptionally mild winter, and by the non-contribution arising from the renegotiation of some contracts for the supply of gas (which concerned the Delmi Group in the first six months of 2006), was more than offset by the release of the share relative to the year 2005 of the specific risk fund allocated following the application of deliberations nos. 248/04 and 298/05 of the Electrical Energy and Gas Authority and by the improvement of the margins of the operative activities of the Delmi Group and Plurigas S.p.A..

The gross earnings of the **networks and regulated markets sector** show a fall with respect to the first half of 2006 due to the lower volumes of gas distributed.

The **Waste & Power** sector contributed to the increase in the Group's gross earnings, thanks to the Ecodeco Group activity, by 17 million euros. In the first quarter of 2006 Edodeco's results were consolidated according to the net equity method. The gross earnings for the same period were equal to 12 million euros.

Net Earnings
Net earnings for the first half of 2007 totalled 453 million euros compared to the 416 million euros of the first six months of 2006 due to the greater depreciations and amortizations allocated in the period, net of lower provisions to the risk fund mainly from the "*AEM perimeter*".

Financial Balance
The net financial costs totalled 101 million euros (115 million euros at 30 June 2006). The reduction mainly comes from the increase in income due to the fair value evaluation of the financial derivatives for 21 million euros, from the higher financial income of 3 million euros partly compensated by higher financial charges of 6 million euros, including interest on taxes relative to the years 1996-1997-1998-1999 of 2 million euros, from the negative change of the financial assets held for trading attributable to the write-down of associated companies of the Delmi Group (TDE/Edison) of 2 million euros, as well as from the negative variation of the charges for the disposal of assets available for sale of the Delmi Group of 2 million euros.

Other income / Non-operative charges
The amount of the "other income/non-operative charges" and "capital gains on disposals" was positive by 7 million euros (negative by 2 million in the first half of 2006) net of charges, and by 3 million euros for the recovery of the taxes relative to the years from 1996 to 1999.

Income taxes

The taxes equal 151 million euros, while they positively contributed to the net income by 6 million euros in the first half of 2006.

Among the main causes of the significant increase of the tax load it is noted that the income statement for the first half of 2006 acknowledged a positive effect from the Delmi Group owing to the release of the deferred tax fund following the realignment, through the payment of a substitute tax of the fiscal values of part of the Edison S.p.A. assets to the related statutory values. Furthermore, the actual period has been affected by the non-deductibility of some charges and, for 3 million euros, according to the provisions of IFRS 3 paragraph 65, the *reversal* of the "Goodwill" item following the fiscal benefits related to the Delmi Group which could not be registered at the time of acquisition.

Group Net Profit

The consolidated profit of operating activities, net of the taxes, is therefore equal to 208 million euros (306 million euros in the first half of 2006).

Net income of non-current assets sold or destined for sale is negative by 1 million euros in the first half of 2007 (positive by 1 million euros in the first half of 2006) and refers to some of the Ecodeco Group's businesses destined for sale.

The Group's consolidated net profit for the period, less the minorities of the Delmi Group (TdE/Edison) and the Ecodeco Group, altogether equal to 91 million euros, is 116 million euros (189 million euros in the first half of 2006).

Net employed capital and net financial position[2]

At 30 June 2007 the consolidated net employed capital totalled 8,534 million euros, made up of net equity for 4,278 million euros (2,286 million of which minorities) and net financial indebtedness for 4,256 million euros (4,915 million euros at 31 December 2006).

The amount of net employed capital decreased by 353 million euros compared to 31 December 2006 mainly following a reduction of short-term loans and the increase of other debts, partially offset by the reduction of debts to suppliers and by the increase of intangible assets.

The consolidated net financial position, equal to 4,256 million euros at 30 June 2007, shows an improvement of 659 million euros compared to the close of the previous year, made up of 976 million euros from the *cash flow* generated by the current operation and 211 million euros from the *cash flow* generated by the variations in the shareholder's equity, partially offset by investments that absorbed resources worth 529 million euros.

The *cash flow* generated by the current operation equals 976 million euros, more than double compared to 30 June 2006 mainly due to the improvement of the net working capital.

Investments, net of the sale of Serene S.p.A. carried out by the Delmi Group (with a positive effect of 58 million euros), absorbed resources equal to 529 million euros (319 million euros at 30 June 2006). These investments mainly refer to the net investments in tangible and intangible assets.

---

[2] As a consequence of the modification of the *accounting policy* carried out in the first half of 2007 with retroactive effect from 31 December 2005 (*restatement*) due to the application of IAS 32 subsection 23 to the option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relative to a portion of their shareholding in Delmi S.p.A., the financial data at 31 December 2006 (and consequently also at 30 June 2006) include as liabilities due to third parties the updated value of such options; in this way the comparability of the financial data at 30 June 2007 is guaranteed.

Therefore as a consequence of the restatement, the financial data at 30 June 2007 is homogenous and comparable with the corresponding position at the end of the year 2006 and at 30 June 2006.

The *free cash flow* equals 447 million euros (89 million euros at 30 June 2006).

The variations in the shareholder's equity generated resources for 211 million euros (94 million euros at 30 June 2006), mainly due to the following factors: 260 million euros arising from the conversion of Edison Warrants by third party shareholders, 105 million euros from having considered the Edison Warrants held by Transalpina di Energia S.r.l. as being exercised, 91 million euros for the minorities, partly compensated by the payment of dividends for 125 million euros by the parent company AEM S.p.A. and by the reduction of the third party net equity following the communication of the wish to exercise the buyer's option of 70% of Ecodeco S.r.l for 93 million euros.

Due to the above-mentioned sequence of events, the net financial position is improved by about 0.7 billion euros compared to 31 December 2006 and by almost 1.3 billion euros compared to 30 June 2006.

Expected evolution of operations

In the upcoming months the Group will benefit from the expected entry into production of the new Simeri Crichi and Turbigo power plants, as well as the operational start-up of the new Canavese cogeneration heat pump plant in Milan. From June an improvement is expected in the marginalities of electricity on the wholesale markets and the optimization policy of the uses/sources portfolio will continue during the year. The determination of the amount of the *company specific equalization* connected to AEM's distribution of electricity is also expected within the year.
These events allow us to expect industrial results in line with the results of the previous year, despite the uncertainties linked to the regulation situation still in development and the dynamics of the international prices of raw materials.

Important events after 30 June 2007

In the framework of the procedure regarding the merging projects between AEM S.p.A., AMSA S.p.A. and ASM S.p.A. it is acknowledged that the City Council of Milan, on 23 July 2007, approved the merger through incorporation of AMSA S.p.A. into AEM S.p.A. and all the relative preliminary operations, as indicated by the Merger Project approved by the Board of Directors on 25 June 2007. The City Council of Brescia and the City Council of Milan also approved the merger project through incorporation of ASM S.p.A. into AEM S.p.A. respectively on 27 June 2007 and 23 July 2007.

On 16 July 2007 AEM S.p.A. and Edison S.p.A. exercised the *call* options on the Edipower S.p.A. shares towards financial partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) equal to 7% of the share capital. The transfer of the shares occurred on 31 July 2007. AEM S.p.A. and Edison S.p.A. also received notice of Unicredit S.p.A.'s exercising the *put* option for the sale to AEM S.p.A. and Edison S.p.A. of Edipower S.p.A. shares equal to 7% of the share capital. The transfer of the shares is expected to take place at the end of January 2008.
Following the transfer of the shares, AEM S.p.A. will increase from 16% to 20% of the share capital of Edipower S.p.A. and Edison S.p.A. from 40% to 50% of the share capital of Edipower.

The total outlay of the operation will equal 105 million euros for AEM S.p.A. and 265 million euros for Edison S.p.A. (consolidated share totalling 132.5 million euros).

On 24 July 2007, AEM S.p.A., following the exercising of the *call* option in relation to Ecodeco S.r.l. communicated to the market on 15 May 2007, acquired 64% of the share capital of Ecodeco S.r.l. against a purchase price of 223.6 million euros.

Due to this purchase, AEM S.p.A. holds a total of 94% of the share capital of Ecodeco S.r.l.. The remaining 6% of the share capital of Ecodeco S.r.l. is subject to a *call* option and a *put* option, respectively in favour of and against AEM S.p.A., which can be exercised by 2008 conditions being equal. A price adjustment is expected and calculated referring to 50% of the variation of 2007 gross earnings compared to that of 2006.

Parent company income

At 30 June 2007 the parent company AEM S.p.A. shows a net profit for the period of 110 million euros whilst at 30 June 2006 it showed a profit of 146 million euros. The reduction, compared to the first half of 2006, can be mainly attributed to the lower dividends collected from the controlled companies.

* * *

Paolo Rundeddu, "dirigente preposto alla redazione dei documenti contabili societari", certifies – in accordance with article 154-b, subsection 2 of the Testo Unico della Finanza (Legislative Decree 58/1998) – that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

* * *

Balance Sheet classified according to sources and investments

(in millions of Euros)	30.06.2007	31.12.2006 *restated*	Chenges	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**9,029**	**8,826**	**203**	**2.3**
- Tangible assets	6,948	7,026	(78)	(1.1)
- Fixed assets	18	20	(2)	(10.0)
- Intangible assets	2,757	2,532	225	8.9
- Investments and other non-current financial sssets	916	845	71	8.4
- Deferred tax liabilities	(798)	(769)	(29)	3.8
- Risk funds	(607)	(618)	11	(1.8)
- Benefit to emplyees	(205)	(210)	5	(2.4)
Working capital	**(495)**	**(9)**	**(486)**	**n.s.**
- Inventories	224	257	(33)	(12.8)
- Short-term credits	1,535	1,903	(368)	(19.3)
- Other current assets	21	13	8	61.5
- Current derivatives assets/liabilities	(1)	(4)	3	(75.0)
- Due to suppliers	(1,056)	(1,318)	262	(19.9)
- Other debts	(1,199)	(849)	(350)	41.2
- Other current liabilities	(19)	(11)	(8)	72.7
Assets/liabilities available for sale		**70**	**(70)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**8,534**	**8,887**	**(353)**	**(4.0)**
SOURCES OF FUNDING				
Net equity	**4,278**	**3,972**	**306**	**7.7**
Net financial position beyond one year	3,535	3,078	457	14.8
Net financial position within one year	721	1,837	(1,116)	(60.8)
Total net financial position	**4,256**	**4,915**	**(659)**	**(13.4)**
TOTAL SOURCES	**8,534**	**8,887**	**(353)**	**(4.0)**

Financial Position

(in millions of Euros)	30.06.2007	30.06.2006 *Restated*
OPENING NET FINANCIAL POSITION	**(4,915)**	**(5,716)**
Net income for the year/period	116	189
Depreciation and amortization	277	256
Changes in assets and liabilities	583	(37)
Cash flow generated by current operations	**976**	**408**
Net investments in tangible, intangible & financial assets	**(529)**	**(319)**
Changes in net third party shareholder's equity	287	160
Changes in net shareholder's equity	(76)	(66)
Cash flow generated by changes in net sharholder's equity	**211**	**94**
CLOSING NET FINANCIAL POSITION	**(4,256)**	**(5,533)**

For further details refer to the Consolidated Financial Statement

(in millions of Euros)	**30/06/2007**	**31/12/2006 Restated**
Details of the Net Finanacial Position		
Bonds - non-current quota	1,116	1,141
Non-current bank loans	2,190	1,665
Non-current debts to other financing institutions	222	256
Non-current financial leasing	45	53
Non current financial liabilities	3	3
Non-current financial assets	(41)	(40)
Bonds - current quota	763	741
Current bank loans	519	1,221
Current debts to other financing institutions	83	116
Current financial leasing	17	16
Financial liabilities due to parent company	12	25
Curent financial liabilities	10	14
Financial debts to companies destined for sale		32
Current financial assets	(86)	(66)
Liquidity and equivalents	(597)	(253)
Liquidity and equivalents included in assets destined for sale		(9)
Total Net Financial Position	***4,256***	***4,915***

The Group's balance sheet, the income statement, the financial statement of cash flow and the variations in the consolidated shareholder's equity are attached.

Income Statement

(in millions of Euros)	01/01/2007 30/06/2007	01/01/2006 30/06/2006 RESTATED	01/01/2006 31/12/2006 RESTATED
REVENUES			
REVENUES FROM SALES	3.174	3.187	6.335
REVENUES FROM SERVICES RENDERED	97	89	169
REVENUES FROM LONG TERM CONTRACTS	6	11	23
OTHER OPERATING REVENUES	95	141	325
TOTAL REVENUES	**3.372**	**3.428**	**6.852**
OTHER OPERATING INCOME	**49**	**71**	**138**
TOTAL REVENUES AND OTHER OPERATING INCOME	**3.421**	**3.499**	**6.990**
OPERATING COSTS			
COSTS FOR RAW MATERIALS AND CONSUMABLES	1.861	2.016	4.004
COSTS FOR SERVICES	460	420	941
CHANGES IN INVENTORIES OF FINISHED GOODS	35	(9)	(36)
OTHER OPERATING COSTS	175	216	404
TOTAL OPERATING COSTS	**2.531**	**2.643**	**5.313**
LABOUR COSTS	**137**	**135**	**277**
GROSS OPERATING INCOME	**753**	**721**	**1.400**
DEPRETIATION, AMORTIZATION AND WRITE-DOWNS	**300**	**305**	**677**
NET OPERATING INCOME	**453**	**416**	**723**
INCOME (EXPENSES) FROM REVALUATIONS OF FINANCIAL ASSETS HELD FOR TRADING	(4)	(2)	(1)
OTHER INCOME (EXPENSES) FROM DERIVATIVES	9	(12)	4
INCOME (EXPENSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	(1)	1	7
FINANCIAL CHARGES	129	123	255
INCOME (EXPENSES) FROM FINANCIAL ASSETS	24	21	52
TOTAL FINANCIAL BALANCE	**(101)**	**(115)**	**(193)**
AFFILIATES		1	1
GAINS (LOSSES) FROM THE DISPOSAL OF TANGIBLE ASSETS	3	(2)	(6)
OTHER NON OPERATING INCOME	13	26	58
OTHER NON OPERATIVE COSTS	9	26	41
EARNINGS (LOSS) BEFORE TAX	**359**	**300**	**542**
CHARGES (INCOME) FROM INCOME TAX	151	(6)	142
PROFIT (LOSS) FROM CURRENT OPERATIONS NET OF TAXES	**208**	**306**	**400**
NET RESULT OF NON-CURRENT ASSETS SOLD OR DESTINED TO BE SOLD	(1)	1	55
NET PROFIT (LOSS)	**207**	**307**	**455**
MINORITIES	(91)	(118)	(160)
GROUP NET PROFIT FOR THE YEAR	**116**	**189**	**295**

Balance sheet

(in millions of Euros)	30/06/2007	31/12/2006 Restated	30/06/2006 Restated
NON-CURRENT ASSETS			
Tangible assets	6.948	7.026	7.471
Fixed assets	18	20	24
Intangible assets	2.757	2.532	2.592
Financial assets	86	61	39
Other non current financial assets	567	507	367
Non current derivatives	-	-	2
Income tax receivables	262	263	279
Other non-current receivables	28	46	148
Restricted or pledged deposits	9	2	4
Other non current assets	5	5	3
TOTAL NON-CURRENT ASSETS	**10.680**	**10.462**	**10.929**
CURRENT ASSETS			
Inventories	224	257	239
Current financial assets	7	19	28
Current derivatives	110	71	100
Tax credits	50	54	35
Accounts receivables	1.485	1.849	1.544
Cash and cash equivalents	597	253	175
Other current assets	21	13	27
TOTAL CURRENT ASSETS	**2.494**	**2.516**	**2.148**
NON-CURRENT ASSETS DESTINED FOR SALE	**8**	**116**	**191**
TOTAL ASSETS	**13.182**	**13.094**	**13.268**
NET EQUITY AND LIABILITIES			
NET EQUITY			
Share capital	936	936	936
(Own shares)	(47)	(25)	(25)
Legal reserve	102	94	94
Other reserves	885	673	593
Net income for the year/period	116	295	189
Group Net Equity	**1.992**	**1.973**	**1.787**
Minority interests	2.286	1.999	1.951
Total Net Equity	**4.278**	**3.972**	**3.738**
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long term financial liabilities	3.576	3.118	4.750
Deferred tax liabilities	798	769	801
Benefits to employees	205	210	210
Risk funds	607	618	648
Other non-current liabilities	221	194	232
Total non-current liabilities	**5.407**	**4.909**	**6.641**
CURRENT LIABILITIES			
Trade and other payables	1.920	1.886	1.566
Tax liabilities	114	86	128
Short-term financial liabilities	1.436	2.161	1.092
Other liabilities	19	11	60
Total current liabilities	**3.489**	**4.144**	**2.846**
Total liabilities	**8.896**	**9.053**	**9.487**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**8**	**69**	**43**
TOTAL NET EQUITY AND LIABILITIES	**13.182**	**13.094**	**13.268**

Financial statement

CONSOLIDATED FINANCIAL STATEMENT (in millions of Euros)	AT 30/06/2007	AT 31/12/2006 Restated	AT 30/06/2006 Restated
OPENING POSITION	262	242	242
Cash Flow generated by the operations during the year			
Net income for the period	116		189
Net income for the year		295	
Non-monetary flows::			
Tangible assets depreciation	244	484	219
Intangible assets amortization	33	67	37
Change in provisions for employee benefit	-4	10	10
Change in other risk funds	-11		30
Change in deferred taxes	29	-168	-137
Change in circulating capital:			
Change in trade and other receivables	392	-84	133
Change in inventories	33	-55	-38
Change in trade and other paybles	101	136	-66
Change in assets of correlated parties (not fully consolidated)	-24	31	22
Change in liabilities of correlated parties (not fully consolidated)	-3	4	4
Change in assets destined for sale	99	-107	-15
Change in liabilities concerning assets destined for sale	-29	37	20
Total Cash Flow generated by the operations during the year	**976**	**650**	**408**
Cash Flow absorbed by investments			
Net investment in tangible assets	-166	-494	-332
Transfer of fixed assets	2	4	1
Net investments in intangible assets	-258	-22	-42
Transfer of tangible assets		503	
Transfer of intangible assets		20	
Changes in financial investments	-85	-81	56
Purchase/transfer of own shares	-22	-2	-2
Total Cash Flow absorbed by investments	**-529**	**-72**	**-319**
Free cash flow	**447**	**578**	**89**
Cash Flow absorbed by financing activities			
Due to banks	-177	-672	-141
Financial credits from third parties	11	-20	-1
Financial credits from associated companies		1	
Financial credits from compnies destined for sale			-28
Financial derivatives assets	-33	10	-17
Investments held for trading	-1	9	10
Financial derivatives liabilities	-2	14	45
Due to other financing instituitions	-67	23	-29
Bonds loans	-3	-145	-118
Current account liabilities due to parent company	-12	-46	-21
Loans due to companies destined for sale	-31	32	28
Lease payables incurred	-8	13	21
Change in net third party shareholder's equity (including third party result)	287	208	160
Changes in net shareholder's equity	49	122	42
Dividends paid	-125	-107	-107
Total Cash Flow absorbed by financing activities	**-112**	**-558**	**-156**
CHANGE IN LIQUIDITY (banks and cash)	335	20	-67
CLOSING POSITION	**597**	**262**	**175**

Variation in Shareholder's Equity

Table of the variations in the Group net equity
(in millions of Euros)

Description	Share Capital	Own Shares	Legal Reserve	Other Reserves	Group profit for the period/ year	Group Total Net Equity	Minority Interests	Total Net Equity
Net equity at 31.12.2005 Restated	**936**	**-23**	**85**	**425**	**242**	**1.665**	**1.791**	**3.456**
2005 income allocation			9	233	-242			
Distribution of dividends				-107		-107	-62	-169
IAS 32 and IAS 39 reserves				44		44		44
Complete consolidation of the Ecodeco Group							91	91
Other changes		-2		-2		-4	13	9
Group and Third Party net profit for the period					189	189	118	307
Net equity at 30.06.2006 Restated	**936**	**-25**	**94**	**593**	**189**	**1.787**	**1.951**	**3.738**
IAS 32 and IAS 39 reserves				91		91		91
Other changes				-11		-11	6	-5
Group and Third Party net profit for the period					106	106	42	148
Net equity at 31.12.2006 Restated	**936**	**-25**	**94**	**673**	**295**	**1.973**	**1.999**	**3.972**
2006 income allocation			8	287	-295			
Distribution of dividends				-125		-125	-73	-198
IAS 32 and IAS 39 reserves				67		67	6	73
Edison warrant exercised				14		14	351	365
Put option on Ecodeco and Fertilvita quotas							-93	-93
Put option on Delmi Spa shares				-24		-24		-24
Other changes		-22		-7		-29	5	-24
Group and Third Party net profit for the period					116	116	91	207
Net equity at 30.06.2007	**936**	**-47**	**102**	**885**	**116**	**1.992**	**2.286**	**4.278**

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Note that the consolidated half year Report is subject to limited auditing, currently being completed.

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